Filed Pursuant to Rule 424(b)(3)

Registration No. 333-68446

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 4, 2001

PLAINS ALL AMERICAN PIPELINE, L.P.

218,635 Common Units

Representing Limited Partner Interests

The section titled “Selling Unitholders” on page 40 of the prospectus dated September 4, 2001 is updated to include the information contained in this Prospectus Supplement.

E-Holdings III, L.P. is selling 218,635 common units that it received upon conversion of subordinated units into common units in November 2003 directly to an investor and its affiliates in a privately negotiated transaction in accordance with the Plan of Distribution in the prospectus dated September 4, 2001. The investor currently is one of our securities holders and is represented by a member of our board of directors. The following table sets forth the nature of the position, office or other material relationship which E-Holdings has had within the past three years with us or any of our affiliates, the number of common units owned by E-Holdings prior to the offering, the amount of common units to be offered by E-Holdings, and the amount and the percentage of common units to be owned by E-Holdings after the completion of the offering.

Selling Unitholder	Number of Common Units owned prior to the Offering	Amount of Common Units being Offered	Amount of Units to be owned after Completion of the Offering(2)	Percentage of Common Units to be owned after Completion of the Offering(2)
E-Holdings III, L.P.(1)	221,135	218,635	658,405	1%

(1) E-Holdings III, L.P. is an affiliate of EnCap Investments L.L.C. of which Gary R. Petersen is a Managing Director. Mr. Petersen disclaims any deemed beneficial ownership of units owned by E-Holdings III, L.P.

(2) Includes common and subordinated units. We have assumed that the 655,905 subordinated units held by E-Holdings, L.P. will convert into common units, which we anticipate will occur in February 2004.